Amylin Pharmaceuticals, Inc. 9360 Towne Centre Drive San Diego, CA 92121 USA	Tel (858) 552 2200 Fax (858) 552 2212 www.amylin.com

June 25, 2007

Via EDGAR, Facsimile and Federal Express

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington D.C. 20549-6010

Re:                             Amylin Pharmaceuticals, Inc.

Form 10-K for the year ended December 31, 2006

Filed February 26, 2007

File No. 000-19700

Dear Mr.  Rosenberg:

     On behalf of Amylin Pharmaceuticals, Inc. (the “Company”), I am writing to respond to your letter dated June 18, 2007, which sets forth certain comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) filed on February 26, 2007.  For your convenience, I have included each of the Staff’s comments in italics before the corresponding response.  The comments and our responses thereto are numbered to correspond with the paragraph numbers in the Staff’s comment letter.

Staff Comments and Company Responses

Liquidity and Capital Resources, Page 42

1.              With regards to your contractual obligations, please provide us, in disclosure type format, a discussion of the future milestone payments beyond the 12 month period.  In your form 10-Q for the quarter ended March 31, 2007, you indicated that you expect to make a development milestone payment of up to $15 million associated with licensing agreements in the next 12 months.  Also disclose this information in the notes to your financial statements.

Response:  The Company acknowledges the Staff’s comment and proposes to disclose the following in the “Liquidity and Capital Resources” section of future filings beginning with its Form 10-Q for the quarter ending June 30, 2007 (the “Form 10-Q”) with respect to the information requested by the Staff regarding future milestone payments beyond the 12 month period.  The Company proposes to also disclose the following in the Form 10-Q in the notes to the financial statements with respect to the information requested by the Staff regarding development milestone payments expected to be paid within the next 12 months.   Note that bolded text represents proposed additions to the Company’s existing disclosure.

In addition, under certain license and collaboration agreements with other companies we are required to pay royalties and/or milestone payments upon the successful development and commercialization of related products, the timing of which is dependent upon the progress of the respective development programs.  We expect to make development milestone payments up to $15.0 million associated with licensing agreements in the next 12 months.  The achievement of milestones is highly uncertain and difficult to estimate.  Therefore, milestones that may be earned beyond the next 12 months cannot be reliably estimated.

Note 1.  Summary of Significant Accounting Policies, Page F-7

Concentrations of Risk, Page F-8

2.              Please provide us in disclosure type format a revised discussion of significant customers that identifies separately each significant customer in excess of 10% of revenues.  Also include a discussion that provides disclosure of your revenues by products similar to what you include in your management’s discussion and analysis on page 38.  Refer to paragraphs 37 and 39 of SFAS 131.

Response:  The Company acknowledges the Staff’s comment and proposes to  disclose the following in the F-pages of future filings beginning with its Form 10-K for the year ending December 31, 2007 (the “2007 Form 10-K”) with respect to the information requested by the Staff regarding significant customers in excess of 10% of revenues.  Note that bolded text represents proposed additions to our existing disclosure.

The Company is also subject to credit risk from its accounts receivable related to product sales. The Company sells its products in the United States primarily to wholesale distributors. The top four of the Company’s customers represented approximately 94% of net product sales in 2006 and 93% of the accounts receivable balance at December 31, 2006. The Company evaluates the credit worthiness of its customers and generally does not require collateral. The Company has not experienced any material losses on uncollectible accounts receivable to date.

Two of the Company’s wholesale customers  each accounted for more than 10% of total revenues for the year ended December 31, 2006 and three of the Company’s wholesale customers each accounted for more than 10% of total revenues for the year ended December 31,  2005.    There were no sales to these wholesale customers in 2004 as the Company’s products were not approved for sale until 2005.  The following table summarizes the percent of the Company’s total revenues that were attributed to each of these three wholesale customers (as a % of total revenues):

	Year ended December 31,
	2006	2005	2004
AmerisourceBergen Corporation	*	11%	—
McKesson Corporation	36%	23%	—
Cardinal Health, Inc.	34%	23%	—

* Less than 10%

The percentage of sales to each of these wholesale customers by product was consistent with the aggregate percentages shown in the table above.

3.              Provide to us in disclosure type format a revised discussion that includes these significant customers by name and its relationship to you to be included in your “Business” section.  Refer to Item 101(c)(1)(vii) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and proposes to disclose the following in the “Business” section of future filings beginning with its 2007 Form 10-K with respect to the information requested by the Staff regarding significant customers and their relationship to the Company.  Note that bolded text represents proposed additions to our existing disclosure.

We sell BYETTA and SYMLIN to wholesale distributors who in turn sell to retail pharmacies and government entities.  Decisions made by these wholesalers and their customers regarding the levels of inventory they hold, and thus the amount of BYETTA and SYMLIN they purchase, may affect the level of our product sales in any particular period.  Two of these wholesalers each accounted for more than 10% of total revenues for the year ended December 31, 2006 and three of these wholesalers each accounted for more than 10% of total revenues for the year ended December 31, 2005.    There were no sales to these wholesalers in 2004 as our products were not approved for sale until 2005.  The following table summarizes the percent of our total revenues that were attributed to each of these three wholesalers (as a % of total revenues):

	Year ended December 31,
	2006	2005	2004
AmerisourceBergen Corporation	*	11%	—
McKesson Corporation	36%	23%	—
Cardinal Health, Inc.	34%	23%	—

* Less than 10%

Note 2.  Investments, page F-13

4.              Please provide to us in disclosure type format your accounting policy regarding any potential prepayments that are associated with the significant number of “Mortgage-backed securities” included in your portfolio.

Response:  The Company acknowledges the Staff’s comment and proposes to disclose the following in the F-pages of future filings beginning with its 2007 Form 10-K with respect to the information requested by the Staff regarding the Company’s accounting policy regarding any potential prepayments associated with “Mortgage-backed securities” included in its portfolio.  Note that bolded text represents proposed additions to the Company’s existing disclosure.

Short-term investments consist principally of U.S. Government securities, mortgage-backed securities and other highly liquid debt instruments.  The Company’s investments in mortgage-backed securities consist primarily of securities insured or guaranteed by U.S. government agencies.  The Company has classified its debt securities as available-for-sale and they are stated at fair value based upon the most recently traded price of each security at the balance sheet date, and unrealized holding gains or losses on these securities are carried as a separate component of stockholders’ equity (deficit). The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity.   Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary (of which there have been none to date) on available-for-sale securities are included in interest income.   In assessing potential impairment of its short-term investments, the Company evaluates the impact of interest rates, potential prepayments on mortgage-backed securities, changes in credit quality, the length of time and extent to which the market value has been less than cost, and the Company’s intent and ability to retain the security in order to allow for an anticipated recovery in fair value. The cost of securities sold is based on the specific-identification method.

Note 4.  Collaborative Agreements, page F-14

Collaboration with Eli Lilly and Company, page F-14

5.              Related to your discussion in the first full paragraph on page F-15 of the milestone payments that you received from Lilly that may be converted into common stock upon the failure to file and NDA by a specific date.  Please provide to us in disclosure type format the amount of the payment that can be converted, the conversion rate, and the number of shares into which this may be converted.

Response:  The Company acknowledges the Staff’s comment and proposes to disclose the following in the F-pages of future filings beginning with its 2007 Form 10-K with respect to the information requested by the Staff regarding milestones from Lilly potentially convertible into the Company’s common stock.  Note that bolded text below represents proposed additions to the Company’s existing disclosure.

In addition to these up-front payments, Lilly agreed to make future milestone payments of up to $85 million upon the achievement of certain development milestones, including milestones relating to both twice daily and sustained release formulations of exenatide, of which $40 million have been paid through December 31, 2006. Up to $30 million of the potential future development milestone payments may be converted into the Company’s common stock, at Lilly’s option, if the filing of a New Drug Application, or NDA, with the FDA for exenatide LAR is delayed beyond December 31, 2007.  Lilly may elect to convert the potential future milestones for up to 60 days following December 31, 2007 at a conversion price equal to the immediately preceding twenty day average closing market price of the Company’s common stock on the date of such election.  The Company currently does not expect the NDA to be filed by this date.  Lilly also agreed to make additional future milestone payments of up to $130 million contingent upon the commercial launch of exenatide in selected territories throughout the world, including both twice-daily and sustained release formulations, of which $30 million have been paid through December 31, 2006.

***

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

The Company respectfully requests the Staff’s assistance in completing the review of the Company’s responses as soon as possible.  Please feel free to contact me at (858) 642-7010 or Laura Clague at (858) 642-7163 should you have any further questions.

Sincerely,

Amylin Pharmaceuticals, Inc.

/s/ Mark G. Foletta
Mark G. Foletta
Senior Vice President, Finance and Chief Financial Officer

cc:	Jim Atkinson
Sasha Parikh
Lloyd Rowland, Esq.
Thomas Coll, Esq., Cooley Godward Kronish LLP
John Belli, Ernst & Young LLP